EXHIBIT 99.1

                          LENOX GROUP, INC., #11088816
                              BUSINESS PLAN UPDATE
                          APRIL 24, 2007, 8:00 A.M., CT
                           CHAIRPERSON: MARC PFEFFERLE


Operator Good morning, ladies and gentlemen and thank you for standing by for the Lenox Group Inc. business plan update conference call. Today's conference call is being recorded. At this time all participants are in a listen-only mode. Following the presentation, instructions will be given for the question and answer session. If anyone needs assistance at any time during the call, please press the star key followed by the zero.

                           As a reminder, any comments that are made today about the company's outlook or future performance are forward-looking statements. As such, they are subject to uncertainties and risks and actual results may differ materially from those contained in the outlook. Please refer to the company's SEC filings included in its Form 10-K to view more complete reports of the risks and factors at work in the company's business and industry. No recording reproductions, transmission or distribution of today's call is permitted without Lenox's consent.

                           I would now like to turn our conference over to Marc Pfefferle, Lenox Group's Interim Chief Executive Officer. Please go ahead, sir.

M. Pfefferle               Good morning. Thank you for joining us today. On the
                           phone with me today are Lenox Group's CFO, Tim
                           Schugel, Chief Counsel, Lou Fantin, and 2 of my colleagues at Carl Marks who've been assisting me, Walt Denekas and Bret Rattray.

                           To get started I want to first outline both what we will be discussing on today's call and also what we will not discuss on today's call. The purpose of the call is to provide the investors an update on the operational details of our new business plan and the progress we have made to date, some of which has already been reported in various 8-Ks, press releases and our shareholder letter that was included in the proxy statement we just sent out.

                           However, we will not provide any specific details that are competitively sensitive or discuss the company's first quarter financial results or consistent with our previous announcement, issue any specific forward-looking financial guidance. We expect to announce first quarter results in early May and we will issue a press release at that time. We do not, however, expect to hold a conference call as previously announced to go over that release. The company's Board has decided to discontinue the practice of providing

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                           guidance for the foreseeable future.

                           With that introduction, let me get started. We have a lot to talk about in a short amount of time. By way of introduction, I've been the CEO of the company since January 5th. As you are probably aware, I am a partner of Carl Marks Advisory Group and my colleagues from Carl Marks and I who have joined me here on the Lenox engagement bring to this assignment many decades of management consulting turnaround, interim management, interim executive management and restructuring experience as well as profit improvement. We are excited to be here and we really do believe we're making a positive difference in the business and those changes are starting to be seen.

                           As you are also probably aware, Department 56 purchased Lenox in September 2005. The businesses were never fully integrated and have struggled since that time with operational execution and other business issues. Since the beginning of the year the management team, my colleagues at Carl Marks and I have been working pretty diligently to develop and begin executing a plan to return Lenox to profitability and growth.

                           I'm pleased to report that over the last several months we've made substantial progress in planning and implementing business improvements and as I alluded to, we've already begun to see some favorable results.

                           We now have a plan in place and have begun to reduce operating costs, eliminate organizational inefficiencies and streamline profits.

                           While 2007 will obviously be a year of transition, it will set the stage for future growth and profitability.

                           Briefly now I want to talk about some key actions and aspects contained in the new business plan. They include, and very importantly, developing clear brand strategies for our brand portfolio including Lenox, Dansk, Gorham and Department 56 and implementing a brand focused organizational structure to support future top line growth and maximize brand performance across all of our channels which include wholesale, direct-to-consumer and retail.

                           Let me give you some specific examples of what we've done in each brand.

                           First of all Lenox. Lenox is a brand we believe has great power in the better tabletop gift and collectable markets and enjoys extremely strong brand equity with nearly 90% customer awareness in our market research. In tabletop we're focusing on excellence in the design of products that will resonate with end consumers and importantly, secure ongoing placement with our retail partners, supported by design extensions to keep those placements fresh and productive for the retailer and to extend the life of our

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                           product lines. So when we have a winner we will
                           support it and extend it.

                           More specifically in the fine category our strategy is to defend our leadership position through increased and balanced introduction of quality new designs across a wide range of key style categories. This includes maximizing our penetration and sales of our key designer dinnerware and adding more accessories as we have successfully done in Lenox.

                           In casual we are looking to increase our market share through new design niches for our products, finding and designing too. Casual's been an important part of Lenox but one that still has been under-realized.

                           Dansk is a brand with a long reputation for design excellence over a broad spectrum of dinnerware, glassware, flatware, wood, textile and cookware-to-serve products. It truly is a more of a houseware brand than our other brand portfolio.

                           Recent positioning of Dansk in houseware departments of department stores and poor execution have led to suboptimal performance. We are in the process of reclaiming our design heritage and historical positioning to provide a lifestyle product assortment solution for our retail partners. This plan change and brand position which we have already started to execute has been very well received by our customers and we look forward to much stronger performance in the future. However, this will take some time and we will definitely have some work to get from where we are today to that vision but we're excited about our progress and our customers are as well with our vision.

                           Gorham is a credible brand with historic strength in flatware and operates in the same market space as Lenox. Gorham is less powerful than Lenox and has received limited priority and as a result of those factors, performance has been suboptimal. We plan to retain the Gorham brand, continue to serve our existing long term successful design and customer franchises, and we have several of those, while using Gorham to be more opportunistic in instilling price point and assortment opportunities with our retail partners that are not appropriate for Lenox and that we did not intend to pursue with the Lenox brand.

                           At Department 56 we have returned to our strength which is centered around Villages, Snow Babies, seasonal, Christmas and Halloween as well as several key outside designer product lines. Of particular significance, we have a major focus on stabilizing and maximizing our core Village and Snow Babies in customer franchises of which we have experienced some recent success in arresting historical declines. We've exited many underperforming everyday and secondary holiday product lines and in the process reduced SKU count and simplified the business. We'll be focusing on the design of differentiated and giftable products that create an emotional

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                           connection with our customers.

                           That's the first set of major initiatives is to really work on our brand platforms and our brand strategies and we will continue to refine those strategies and make them as full and as profitable as we can.

                           The next major initiative is that we are simplifying and consolidating our infrastructure where appropriate to reduce costs and improve efficiencies. Three examples of that are we have announced the consolidation of our Rogers, Minnesota distribution center into the Hagerstown, Maryland operation which is a state of the art distribution center.

                           This move will have a one year payback of the moving cost and the lease exit costs and incremental capital invested to bring HDC to the full capabilities to handle the D56 product line.

                           We just recently announced that we'll be consolidating our finance team into one facility here at Bristol over the next month and I'll talk more about that later.

                           We're working to simplify, streamline and consolidate our many varied business applications and IT platforms and to stabilize and standardize our IT infrastructure. Right now we have many disparate applications and platforms that are expensive and difficult to maintain and we will be over the next couple of years moving forward to improve that.

                           Our plan also includes improving gross margins and we expect to do this through a combination of better sourcing, plant cost reductions and returning Lenox retail to its historical first and second quality merchandising strategy from its current liquidation product merchandising strategy.

                           I'll talk about each one of these. Lenox has traditionally been a manufacturing oriented company and it had a manufacturing oriented mindset and organization structure. However, the majority of our cost of sales now comes from sourced versus manufactured products. The manufactured products namely being fine china from Kinston and sterling products in Pomona.

                           Accordingly, it's our goal to build a world class sourcing organization to maximize quality and delivery while minimizing purchase costs. A large part of the cost reductions in sourcing will come from working closely with our factories, consolidating factories and reducing our reliance on third party buying agents and trading companies. For example we've had factories approach us and offer us significant cost savings to deal with Lenox direct.

                           In addition, we've closed our three person Vietnam office and eliminated the expensive Lenox entity registered there. We're relocating a part of our

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                           Shanghai office to southern China to be close to the
                           vendors in our area. We have a significant presence in southern China.

                           As far as Kinston is concerned, Kinston is an excellent manufacturing facility with a lead time advantage over our competitors and significant strength in ceramics, engineering and technical support. We've always been an innovator and a leader in the technical aspects of the business.

                           As announced, we've reduced our workforce to align with reduced production levels in part due to over time, reductions in our retail presence and we've generated $4.5 million of annualized cost savings over the previously budgeted 2007 levels.

                           We've also begun other cost savings in efficiency initiatives including formulation changes, reduced energy consumption, utilization of the kilns and improved processes to reduce production loss.

                           During the later part of '06 and the early part of the first quarter of this year, Lenox retail was focused on selling second quality and excess liquidation product as we call it here and we stopped totally replenishing first quality products. This resulted in a significant sales mix towards lower margin products and resulted in gross margins falling significantly from those historical levels.

                           Our go forward strategy is to return Lenox retail to a mix of current first quality and second quality products with some clearance products from wholesale and a focus on improving merchandising. We'll talk about our change in leadership there which is in sync with that strategy.

                           We're improving internal processes to identify negative trends at retail earlier in the wholesale channel through point of sale data and sell through information which we believe will result in more timely response with less total product requiring liquidation, moving product to the retail channel sooner that might become excess. These actions are expected to increase gross margins in this channel back to historic levels.

                           Our plan also includes a focus on improving business processes and overall execution and I'll go over a few of these planned improvements, first being reducing our product development timeline to be quicker to market and more responsive to customer trends and we're making good progress. This year we're better than we were last year and each successive market I think we will show improvement.

                           Improving forecasting accuracy and inventory management with a focus on reducing excess inventory which we talked about a little bit ago that must be liquidated at discounted prices while speeding new product to the market.

                           We're working more closely with our key trade customers to allow us to

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                           better track retail sell through and improve demand
                           forecasting to enable these improvements. In addition, we're better integrating our wholesale and retail channels and the management of those channels so that we can deploy excess product to retail faster, allowing us to maximize return on this product.

                           Implementing supply chain efficiencies is another major initiative and execution with a focus on reducing cost and achieving excellence in customer delivery. We talked about the consolidations but we're also working on improving processes at our HDC Hagerstown facility and have had some management changes there and are working on process improvement.

                           Certainly not last or least is promoting a culture within our company of accountability and continuous improvement in order to encourage and enhance performance, efficiency and reduce cost.

                           We've already implemented numerous improvements, some of which we talked about, some of which we will talk about and established good, positive momentum.

                           We had a very successful tabletop show over the weekend and more importantly, our sales force is re-energized and very supportive of our go forward brand and business strategies. These are our front line people and it's critical for them to be charged up to go to the market. We're very pleased with the progress. We're very pleased by what we were able to deliver at this market despite being a little behind the curve, coming in late and we expect an even better market in October.

                           Going forward we intend to continue concentrating on the day-to-day business while not losing sight of the need to develop and implement the longer term plan.

                           With that in mind, I'd like to discuss financial, operational and organization changes we have implemented to date as well as other notable business improvements.

                           On the financial front, we now know that having adequate funding is essential to meeting today's working capital needs but more importantly, providing longer term flexibility that we need to grow the business.

                           To that end, last Friday we announced the company completed a $275 million refinancing package from UBS, our current agent bank. The new financing is for two new credit facilities, a $100 million secured term loan and $175 million revolving credit facility.

                           These facilities provide us with increased flexibility to finance the

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                           company's ongoing operations. Together with the new
                           business plan we have already been executing, the new financing is an important step as we position Lenox to move forward for growth and sustained profitability.

                           In addition as we've previously announced, we have already implemented approximately $17 million of annualized cost reductions. These include $8.6 million in pension savings as a result of freezing the Lenox defined benefit plans as of December 31, 2006 and as discussed, include the actions we've taken at the Kinston, North Carolina factory that have resulted in $4.5 million savings. In addition, we're realizing about $3.9 million in other cost savings.

                           On top of this we expect to implement significant additional annualized cost savings throughout the year and into 2008 and beyond. These savings from several discussed initiatives include additional Kinston savings and some efficiencies, savings from the sourcing actions we've talked about, our tech center outsourcing, distribution consolidation and efficiency improvements, our IT improvements and systems consolidation, our finance consolidation and various and multiple administrative savings and efficiency efforts.

                           While we will not discuss any specific forward details of these improvements, it's important to note that these savings are not purely incremental as there are many business factors and plan changes to consider but nevertheless they're significant and real.

                           I'm pleased to report that we have also completed a number of important organizational initiatives. As we announced previously and alluded to, we have implemented a new brand based organization structure led by a CEO who will manage all corporate and infrastructure functions and a newly create position of chief marketing officer who will manage all brands and channels. They are to increase the brand focus and leverage our brand sales across all the company's distribution channels. This has been a historic challenge for the company.

                           For the present I will remain as CEO to manage the corporate and infrastructure functions and to ensure the proper implementation and continuity of change programs as long as required and requested by the Board. The skill sets to implement major changes such as we are embarking on are different from those that are required to manage and grow the business on a longer term basis and this approach we've employed has proven effective many times in the past.

                           As for the CMO, we have initiated a search and look forward to filling this position in the relatively near future. While we search for a permanent CMO we have appointed an interim chief marketing officer from the Carl Marks Group, Bret Rattray, to lead this new brand focused organization. Bret is doing an outstanding job and the whole team with Bret is moving forward

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                           in implementing the changes that we've outlined.

                           I'll outline a few of the organizational changes but there's others that we've done in additional to what we'll be discussing here.

                           Reporting to the CMO is the newly appointed, highly experienced interim brand leader for Dansk who is an expert in branded consumer products and retail marketing. We really have made great strides in a very short period of time and again the reception to our strategies from both the team itself and from the marketplace has been positive.

                           In addition we are actively searching for a new leader for the Lenox brands and have in place capable leadership for the Gorham and Department 56 brands at the present time.

                           We also put in place a new head of Lenox retail channel who has substantial retail merchandising experience. This is important given the strategy that we've outlined and I think we can better leverage our presence in the marketplace.

                           We have an existing experienced and excellent leader in the wholesale channel. We have consolidated and elevated the design function within the Lenox side of the house to leverage the great pool of design talent that exists within the company. Our direct-to-consumer business will be centralized in our Bristol offices under the new CMO and we are looking for a new leader for that channel. While we identify the right person to lead the business, our current president of consumer direct will be responsible for that role.

                           We believe the direct-to-consumer business is one with tremendous opportunity. Internet purchases are increasing on a worldwide basis and we are growing with that trend and we are of course going to exploit the internet growth and our overall direct channel for both traditional product lines but also expand its use as a sales channel for all of our brands.

                           As mentioned before, we are centralizing our finance function into our Bristol, PA offices. And as we previously announced, after 14 years with the company Tim Schugel, who many of you know and have known over the years as our CFO and COO, has made a decision not to relocate to Bristol. He will however remain with the company until a new CFO is hired and that process is already underway. Thank you, Tim, for your years of service.

                           Having a first class sourcing organization is key to improving margins and profitability. Accordingly we've elevated sourcing to report directly to the CEO and appointed a new corporate VP of global sourcing who joined the company in September '06 from one of our competitors. His expertise is in product development and global sourcing. He will integrate sourcing resources of Lenox and Department 56 and oversee quality assurance and

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                           technical service functions. We're very fortunate and
                           pleased to have him on board.

                           We've also named a new corporate VP of supply chain and logistics reporting to the CEO who will be based in our Bristol offices. He will lead all of our supply chain efforts which support inventory planning, import/export, procurement and supply chain. We also have announced a new chief information officer being appointed who will lead all of our systems improvement efforts.

                           So as you can see and hear and I won't touch on all the additional changes that would be at lower levels but are nevertheless important and significant, we have already strengthened the management team, put in place some terrific and very qualified people, are working very diligently to not only fill the holes that we still have but to set up a cohesive group to manage the company on a long term basis.

                           Now I'm going to discuss a number of operational and channel specific initiatives that are underway. First of all, Department 56 which we talked about in the brand section of the presentation. We've reorganized the business around the new brand strategy and as discussed, we are refocusing core product lines and assortments to better satisfy customer preferences including designing differentiated products with emotional connections for consumers, also lines that are giftable.

                           Lines that have limited sales in relation to the minimum purchase quantities or the effort required to maintain and keep these lines fresh have been pared back or dropped entirely. Basically we've brought the infrastructure of that business in concert with the go forward business that we believe we can maintain and grow.

                           In the wholesale channel where we already have excellent and deep customer relationships, we will be working hard to better understand our customers' businesses and work closely together with them to propose value added programs where we see opportunities.

                           In our direct channel we are investing significantly to grow the business in all areas but in particular to continue the growth of our internet business. We are also expanding our jewelry collections and better leveraging our entire corporate product portfolio and are also increasing the sophistication and effectiveness of our marketing effects utilizing such concepts as lifetime customer value measurements and more sophisticated database mining.

                           In addition, product personalization is a big opportunity in the direct channels as well as some of our other channels. Over the past year we've invested in kilns at our Langhorne, Pennsylvania facility which are dedicated to personalizing ceramic products with messages and/or family names

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                           selected by the end consumer. This new in-house
                           capability gives us the ability to add value to our products by converting our beautiful designs into personalized products with these emotional connections that I talked to you about that the end consumer really values. That strategy's been working and the sales of those personalized products has been steadily increasing.

                           In retail we have decided to exit the Hoopla business. Proper execution of this retail business model would require a substantial investment at a time where it's best to focus our resources on improving our core businesses and growing our core businesses. We have reduced our expenses accordingly.

                           Equally important is that we have integrated the strategies for wholesale and retail. Retail outlet stores are already the most cost effective disposition channel for excess and obsolete inventory and factory seconds. By going back to our historic roots and adding our new product component to the sales mix, we will and expect to get inventory balancing opportunities and work to prevent excess and obsolete inventory in the first place. By that I mean if product is moved out to retail before we're in a panic mode, we can merchandise and sell that product at much higher margins.

                           The outlet mall shopping experience makes this possible, this integration between retail and wholesale because customers are expecting the assortment to be different with every visit. They don't expect the store to be carrying a full line so we can move product from wholesale to retail and vice versa to fill our business needs and maintain a fulsome experience at the retail store.

                           On the distribution front and as we talked about already, we announced the consolidation of Rogers into Hagerstown. That's planned for the end of the fourth quarter this year because we want to execute in a low risk manner. In addition, we've integrated the distribution function into one organization which as I discussed, will report directly to the CEO and serve all brands and channels.

                           We are outsourcing certain technical center functions for our sourced product lines to Asia for greater efficiency. We are relocating certain other functions to Pomona, from Pomona to Bristol as well as Kinston to support new product development and the working of our current product lines. This will enable us to better utilize our resources and product testing and lead to significant cost savings.

                           In information technology, our new CIO has been developing and implementing a plan already to simplify, integrate and improve our IT platforms. This is a long term effort versus a short term hit but we expect these actions to reduce IT costs overall and allow our staff across the organization to better access information and to become more efficient so we do expect as we realize these improvements in IT to have corresponding

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                           improvements and efficiency elsewhere in the
                           organization.

                           That's the highlights of a lot of the efforts we've been working on. In summary we've developed and are refining new brand and channel strategies to stabilize where required our business and other areas to grow each of our commercial activities and people are already working on implementing these strategies.

                           We've achieved significant annualized cost savings and will be implementing additional savings to increase business profitability.

                           We have implemented a new organization structure and are working to fill remaining open positions. We are working to improve our operations, business processes and infrastructure to profitably support future growth and serve as a platform.

                           Before we close the call and open for questions, I want to emphasize that while we've just outlined for you many changes that we've implemented to date, we are mindful of our need to continue identifying areas of the business that need improvement and are developing ways to strengthen our brands and value propositions for our trade customers and consumers. I assure you that the team is committed and that work will continue.

                           We've been into this process a little over 3 months and accomplished an enormous amount. An enormous amount of work is still required and now that the financing is out of the way, our focus is on that execution and on delivering the results that we're planning to achieve.

                           We thank you. Thank you for your support and your interest in our company. With that I will open up the line. You can submit your questions to the operator.

Operator Thank you. We will now begin the question and answer session. As a reminder, if you have a question, please press the star key followed by the one on your touchtone telephone. If you'd like to withdraw your question, please press the star key followed by the two. If you are using a speakerphone, you will need to lift the handset before making your selection. One moment please.

                           Our first question comes from the line of Greg Ryan. Please state your company name followed by your question.

G. Ryan                    It's Gabelli Asset Management. Hi, gentlemen.
                           How are you today?

M. Pfefferle               Very good. Thanks.

G. Ryan A couple of quick questions. When you started talking about the brand

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                           platforms and walking through them, did you guys look
                           at selling any of them or divesting any of the brands?

M. Pfefferle               We're not going to get into acquisition kinds of
                           discussions. Our focus and the Board's focus, and they're very mindful of it, is to increase shareholder value. We will continue to do whatever is prudent to pursue that path. There have been many people, especially initially, call in our period of initial disarray and they asked about various pieces of the business. We look at them in the context of how best we can maximize overall value. So that process we're certainly, as I've alluded to, not done with and we're going to continue to try to maximize our platforms.

G. Ryan Maybe a better way to ask it is when you came in, what makes you guys confident or what did you see in the Department 56 brand that makes you think you guys can (1) stabilize and (2) return it to a growth platform and a profitable business that can actually add value to the shareholders?

M. Pfefferle               That's a great question. Again I'm going to be very
                           careful not to talk about forward-looking kinds of things. The business in its restructured form generates positive cash flow and value and any assessment of any business has to be related to what you can generate out of the business and what its value might be on the outside.

                           Clearly those kinds of thoughts are things we have considered. Certainly given its track record and historic decline, the value that can be received on the outside is distressed. We believe we can certainly maximize the value of it. We're not miracle workers but we have made some improvements and seen some decline in the deterioration of the business and some bright spots where we've actually stabilized things.

                           Hoopla showed that the Village issue is more than just a decline of collectibles or an aging of a population that loves that product line. The most profitable or the most productive part of the Hoopla store was the Village display. It was in the back of the store. It was not advertised and yet it far out-performed every other area of the store in a significant way.

                           That was in a couple of locations in a very relatively short amount of time albeit in a holiday season but in the back of the store without calling any attention to it. So it does show that part of our issue is the channel and that there is some opportunity if done properly to at least maximize and stabilize the brand. We'll do whatever's possible. We can't create miracles but we're encouraged by some of the signs and we're working to maximize that franchise which is just a great franchise.

G. Ryan Exactly. If we can move on. You guys talked about consolidating the financial operations out in Bristol. Does that mean then you're going to move the entire corporate headquarters out of Minnesota out to Bristol?

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M. Pfefferle               Yes, that's correct. The timing of that transfer has
                            not yet been set.

G. Ryan So then the current facility which I think the company owns, you guys will be looking to sell at some point?

M. Pfefferle               That's one of the things we've looked at is as we've
                           restructured and as we transfer, we'll require less space and we'll be able to lease a smaller facility.

G. Ryan Okay so that 66,000 square foot facility out in Eden Prairie will be able to be sold then?

M. Pfefferle               Yes, but we have no definitive timeframe for that and
                           we'll do what makes prudent business sense.

G. Ryan You talked about $17.5 million in cost savings and the fact that you're not going to do conference calls going forward. How are you going to help the Street and the investment community understand when you guys are getting additional cost savings? Then on top of that, as you better understand the business, how are you going to help us understand what the business model can return to in terms of operating profit, free cash flow and revenue growth if we're not going to have conference calls going forward at all?

M. Pfefferle               I'm going to let Lou Fantin address that question.

L. Fantin                  The Board actually looked at this issue very closely
                           and decided there's a trend as you know with many companies not to provide guidance. Given our business, the Board felt it was appropriate for us to not provide guidance. Of course as we get results, we will report those in our Qs and Ks where appropriate.
                           The results will be reported as they materialize.

M. Pfefferle               The Board will continue to consider the requests of
                           shareholders to provide guidance.

G. Ryan I mean I've got no problem with not providing guidance. I just don't understand the reason for no conference calls to at least discuss the results and allow the investment community to get better clarification on what you guys did report.

L. Fantin                  Again, the Board looked at both of those issues very
                           carefully. This is a time when we will obviously follow the directive from the Board and if things change we'll bring it before the Board again.

G. Ryan Marc, you talked about returning the business to historical gross margin levels.

M. Pfefferle               In retail, yeah.

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G. Ryan                    Oh, just in the retail section? Okay. I didn't know
                           if that was for ... I was trying to understand if you could help us better understand what the Lenox gross margins were. Since it was held under another company we were never really able to figure out what those were historically. If it's just in retail I understand.

                           Can you expand on what you guys are going to be looking for in the new CFO now that Tim is going to be stepping down and if you've started the process and then exactly the timing on when you'd like to have a new CFO brought in.

M. Pfefferle               The timing, we have started the process. The timing
                           is as soon as possible. What I'm looking for is a very hands on versus corporate-ish CFO that has an operational bias and can really be an active part of the management team, both in reporting but more importantly in analyzing and helping us make refinements in our business approaches to be more profitable.

G. Ryan                    Perfect. That's all I've got. Thanks, guys.

Operator                   We have no further audio questions at this time.
                           Please continue.

M. Pfefferle               If there are no further questions, we thank everyone
                           for listening in. Have a great day. We here will continue to work hard, take your views under advisement and try to create value.

Operator Thank you. Ladies and gentlemen, this does conclude the Lenox Group Inc. business plan update conference call. You may now disconnect. Thank you for your participation and please have a pleasant day.
















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LENOX GROUP                                                              PAGE 14